Exhibit 3(ii)

The Bylaws at Article III Section 2 is amended in its entirety to read as follows:

“Section 2.  NUMBER AND QUALIFIFCATIONS.  The Board of Directors shall consist of at least one director and a maximum of ten directors.  The Board may be expanded by a Board resolution at any time.  No Director need be a stockholder.”